As filed with the Securities and Exchange Commission on April 14, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

PLAYSTUDIOS, INC.
(Name of Subject Company (Issuer))

PLAYSTUDIOS, INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for Class A Common Stock at an exercise price of $11.50 per share
(Title of Class of Securities)

72815G116
(CUSIP Number of Class of Securities)

Andrew Pascal
Chief Executive Officer
PLAYSTUDIOS, Inc.
10150 Covington Cross Drive
Las Vegas, NV 89144
(725) 877-7000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Joel Agena General Counsel PLAYSTUDIOS, Inc. 10150 Covington Cross Drive Las Vegas, NV 89144 (725) 877-7000	Rachel Paris, Esq. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303 (650) 833-2234

☐ Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends the Offer to Purchase and Consent Solicitation (the “Offer Letter”) and the Letter of Transmittal and Consent Solicitation (the “Letter of Transmittal and Consent”), copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO originally filed by PLAYSTUDIOS, Inc., a Delaware corporation (the “Company”), on April 1, 2022 (the “Schedule TO”), relating to the tender offer by the Company to purchase for cash up to 10,996,361 of its outstanding warrants to purchase Class A common stock, par value $0.0001, at a price of $1.00 per warrant, without interest (the “Offer Purchase Price”). The Offer Letter and the Letter of Transmittal and Consent, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding warrants to amend (the “Warrant Amendment”) the Warrant Agreement, dated as of October 22, 2020, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which governs all of the warrants, to permit the Company to redeem each outstanding warrant for $0.90 in cash, without interest (the “Redemption Price”), which Redemption Price is 10% less than the Offer Purchase Price.

The Amended and Restated Offer to Purchase and Consent Solicitation, a copy of which is filed herewith as Exhibit (a)(1)(A), is amended to (i) clarify that no action or inaction of the Company or its affiliates will be permitted to trigger any of the conditions which allow the Company to terminate the Offer, (ii) inform the holders of warrants that any determination by the Company as to whether any condition to the Offer has been satisfied may be challenged by any holder of warrants in a court of competent jurisdiction, and (iii) clarify that the total amount of cash required to complete the Offer, including the payment of any fees, expenses and other related amounts incurred in connection with the Offer, will be approximately $11.85 million, all of which the Company will fund from its existing and available cash reserve, with no alternative plans to finance the purchase of the tendered warrants.

The Amended and Restated Letter of Transmittal and Consent, a copy of which is filed herewith as Exhibit (a)(1)(B), is amended to include prominent and clear disclosure on the first page instructing the holders of warrants to review the Offer Letter, including Annex A thereto, in its entirety, for a description of the complete terms of the Offer, including the Warrant Amendment which the holders of warrants will be consenting to in connection with the tender of any warrants.

Only those items amended are reported in this Amendment No. 1. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer Letter, the Letter of Transmittal and Consent and the other exhibits to the Schedule TO remains unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference. This Amendment No. 1 should be read with the Schedule TO, the Offer Letter and the Letter of Transmittal and Consent.

Item 12.        Exhibits.

Exhibit Number	Description
(a)(1)(A)	Amended and Restated Offer to Purchase and Consent Solicitation, dated April 14, 2022.
(a)(1)(B)	Amended and Restated Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to Schedule TO filed April 1, 2022).
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 1, 2022 (incorporated by reference to Exhibit (a)(1)(D) to Schedule TO filed April 1, 2022).
(a)(1)(E)*
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 1, 2022 (incorporated by reference to Exhibit (a)(1)(E) to Schedule TO filed April 1, 2022).

(a)(2)-(4)	Not Applicable
(a)(5)(i)*	Press Release, dated April 1, 2022, announcing cash tender offer for PLAYSTUDIOS, Inc. warrants (incorporated by reference to Exhibit (a)(5)(i) to Schedule TO filed April 1, 2022).
(a)(5)(ii)*	Summary Advertisement, dated April 1, 2022, announcing cash tender offer for PLAYSTUDIOS, Inc. warrants.
(b)	Not Applicable
(d)(1)
Warrant Agreement, dated October 22, 2020, between Acies Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Acies Acquisition Corp.’s Current Report on Form 8-K filed October 27, 2020).

(d)(2)
Amended and Restated Registration Rights Agreement, dated as of June 21, 2021, by and among Acies Acquisition Corp., Acies Acquisition LLC, and certain stockholders of PLAYSTUDIOS, Inc. (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed June 25, 2021).

(g)	Not Applicable
(h)	Not Applicable
107	Filing Fee Table.

*Previously filed.
Item 12(b).    Exhibits.

Filing Fee Exhibit
SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: April 14, 2022

PLAYSTUDIOS, Inc.

By:	/s/ Andrew Pascal
	Name:	Andrew Pascal
	Title:	Chief Executive Officer
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